Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	Notes	September 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents		$2,622,048	$5,053,445
Trade and other receivables	6	6,584,371	7,093,169
Inventories	5a	11,333,752	9,039,415
Prepaid expenses and other		492,201	624,025
Assets held for sale	5a	24,978	-
Current assets		21,057,350	21,810,054
Non-current assets
Property and equipment, net	5a	1,180,189	941,352
Intangible assets, net		7,748,310	8,544,267
Goodwill		5,232,859	5,388,501
Long-term prepaid expenses and other		9,340	26,295
Deferred income tax assets		4,172,000	4,172,000
Non-current assets		18,342,698	19,072,415
Total assets		$39,400,048	$40,882,469

LIABILITIES
Current liabilities
Trade and other payables		$2,658,125	$2,340,985
Accrued liabilities		2,239,706	3,482,535
Provisions	5a	994,836	385,950
Promissory note payable	5b	-	693,129
Taxes payable		188,810	174,939
Deferred revenue		734,415	231,068
Current liabilities before acquisition loan		6,815,892	7,308,606
Acquisition loan		4,961,288	6,953,255
Current liabilities		11,777,180	14,261,861
Non-current liabilities
Long-term deferred revenue		15,428	22,344
Deferred income tax liabilities		2,109,817	2,364,702
Non-current liabilities		2,125,245	2,387,046
Total liabilities		13,902,425	16,648,907
SHAREHOLDERS' EQUITY
Issued capital		39,850,648	39,850,648
Treasury shares		(318,255)	(131,474)
Contributed surplus		4,221,916	4,041,715
Accumulated other comprehensive income		(486,739)	251,826
Deficit		(17,769,947)	(19,779,153)
Total shareholders' equity		25,497,623	24,233,562
Total liabilities and shareholders' equity		$39,400,048	$40,882,469

See accompanying notes to the unaudited condensed interim consolidated financial statements.
Approved by the Board and authorized for issue on November 5, 2013

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings
and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Notes	Three months ended September 30		Nine months ended September 30
		2013	2012	2013	2012

Revenue	11	$8,788,047	$10,997,204	$25,739,913	$31,831,139
Cost of sales	4	5,205,414	6,437,329	15,109,853	18,286,937
Gross profit		3,582,633	4,559,875	10,630,060	13,544,202

Expenses:
Selling and distributing expenses	4	1,486,965	1,965,095	4,667,320	5,681,417
General and administrative expenses	4	847,178	992,763	3,032,593	3,761,493
Product development expenses, gross	4	729,108	739,297	2,724,499	2,512,421
Less: Government contributions	4	(490,881)	(450,517)	(1,688,728)	(912,773)
		2,572,370	3,246,638	8,735,684	11,042,558
Earnings before other expenses/(income)		1,010,263	1,313,237	1,894,376	2,501,644

Gain on bargain purchase	5a	-	-	(47,773)	-
Reversal of gain on bargain purchase	5a	47,773	-	47,773	-
Loss on disposal of property and equipment		-	-	8,367	15,016
Interest and bank charges		75,216	162,924	260,397	439,971
Loss/(gain) on foreign exchange		251,625	414,251	(299,858)	359,623
Earnings before income taxes		635,649	736,062	1,925,470	1,687,034

Current income tax expense		21,060	54,341	121,268	710,453
Deferred income tax recovery		(68,038)	(140,147)	(205,004)	(3,205,830)
Net earnings for the period from continuing operations		682,627	821,868	2,009,206	4,182,411

Net gain for the period from discontinued operations		-	152,984	-	80,690
Net earnings for the period		$682,627	$974,852	$2,009,206	$4,263,101

Other comprehensive income/(loss)
Exchange differences on translation of operations in currencies other than US Dollars		457,435	(668,365)	(738,565)	65,132
Total comprehensive income for the period		$1,140,062	$306,487	$1,270,641	$4,328,233

Net earnings per share
Basic earnings per share
Earnings from continuing operations		$0.01	$0.01	$0.03	$0.07
Earnings from discontinued operations		-	0.00	-	0.00
Total		$0.01	$0.02	$0.03	$0.07
Diluted earnings per share
Earnings from continuing operations		$0.01	$0.01	$0.03	$0.07
Earnings from discontinued operations		-	0.00	-	0.00
Total		$0.01	$0.02	$0.03	$0.07

Weighted average number of shares outstanding
Basic		57,674,356	58,036,732	57,845,925	58,182,759
Diluted		57,676,816	58,038,685	57,874,382	58,185,435

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US Dollars - Unaudited)

					Accumulated other		Total
				Contributed	comprehensive		shareholders'
	Notes	Issued capital	Treasury shares	surplus	loss/(income)	Deficit	equity
As at January 1, 2013		$39,850,648	$(131,474)	$4,041,715	$251,826	$(19,779,153)	$24,233,562
Net earnings for the period		-	-	-	-	2,009,206	2,009,206
Other comprehensive income		-	-	-	(738,565)	-	(738,565)
Total		39,850,648	(131,474)	4,041,715	(486,739)	(17,769,947)	25,504,203

Vesting of RSUs	9	-	43,100	(50,905)	-	-	(7,805)
Purchase shares for RSUs	9	-	(223,277)	-	-	-	(223,277)
Share purchase cost	9	-	(6,604)	-	-	-	(6,604)
Share-based payments	8	-	-	231,106	-	-	231,106
As at September 30, 2013		$39,850,648	$(318,255)	$4,221,916	$(486,739)	$(17,769,947)	$25,497,623

					Accumulated other		Total
				Contributed	comprehensive		shareholders'
		Issued capital	Treasury shares	surplus	income	Deficit	equity
As at January 1, 2012		$39,850,648	$-	$3,812,151	$(70,746)	$(24,914,155)	$18,677,898
Net earnings for the period		-	-	-	-	4,263,101	4,263,101
Other comprehensive income		-	-	-	603,233	-	603,233
Total		39,850,648		3,812,151	532,487	(20,651,054)	23,544,232

Purchase shares for RSUs	8	-	(131,474)	-	-	-	(131,474)
Share-based payments	8	-	-	169,416	-	-	169,416
As at September 30, 2012		$39,850,648	$(131,474)	$3,981,567	$532,487	$(20,651,054)	$23,582,174

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2013	2012	2013	2012
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period		$682,627	$974,852	$2,009,206	$4,263,101
Income taxes paid		(11,965)	(725)	(72,318)	(679,481)
Non-cash adjustments to reconcile net earnings to net cash flows:					-
Amortization		357,093	372,822	1,029,396	1,118,318
Foreign exchange loss/(gain)		251,625	414,251	(299,858)	359,623
Loan acquisition cost amortization		6,787	6,623	20,360	20,058
Loss on disposal of property and equipment		-	-	8,367	15,016
Gain on bargain purchase	5a	-	-	(47,773)
Reversal of gain on bargain purchase	5a	47,773	-	47,773
Gain on sale of subsidiary		-	(93,986)	-	(93,986)
Current income tax expense		21,060	54,342	121,268	710,454
Deferred income tax recovery		(68,038)	(140,147)	(205,004)	(3,205,830)
Share-based payments	8	65,957	66,577	231,106	169,416
Accretion of promissory notes		-	29,734	31,871	64,771
Government contribution	6	(490,881)	(456,100)	(1,722,877)	(951,147)
Changes in non-cash working capital	12	(1,292,529)	89,601	(1,633,036)	(224,630)
Net cash flows (used in)/ provided by operating actitivies		(430,491)	1,317,844	(481,519)	1,565,683

Investing activities:
Acquisition of business	5a	-	-	(530,170)	-
Purchase of intangible assets, property and equipment		(450,879)	(103,952)	(519,011)	(481,817)
Proceeds from government contributions for acquisition of property and equipment		103,517	-	103,517	260,214
Proceeds from sale of property and equipment		-	-	4,200	42,390
Proceeds from sale of asset held for sale	5a	-	-	7,800	-
Redemption of short-term investment		-	-	-	67,918
Proceeds from sale of subsidiary		-	24,641	13,583	24,641
Net cash flows used in investing activities		(347,362)	(79,311)	(920,081)	(86,654)

Financing activities:
Repayment of acquisition loan		(480,000)	(750,000)	(1,890,000)	(2,050,000)
Payment of promissory note		-		(725,000)	-
Purchase of treasury shares	9	-		(229,881)	(131,474)
Vesting of RSUs	9	-		(7,805)	-
Proceeds from government contributions	6	1,188,902	19,609	1,863,874	727,459
Net cash flows provided by/(used in) financing activities		708,902	(730,391)	(988,812)	(1,454,015)

Effect of foreign currency translation on cash and cash equivalents		(79,253)	156,828	(40,985)	190,952
Increase/(decrease) in cash and cash equivalents		(148,204)	664,970	(2,431,397)	215,966
Cash and cash equivalents, beginning of period		2,770,252	3,743,871	5,053,445	4,192,875
Cash and cash equivalents, end of period		$2,622,048	$4,408,841	$2,622,048	$4,408,841

Supplemental cash flow and other disclosures (note 12)
See accompanying notes to the unaudited condensed consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

1.	Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2013, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2012 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed interim consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 have been approved and authorized for issue by the board of directors on November 5, 2013.

Seasonal fluctuations

Quarterly results from our three business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and winter seasons. Among our other two segments, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2.	Significant Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2012.

Effective January 1, 2013, the Company adopted the following accounting policies:

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not require any adjustments to the Company’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of IFRS 12 did not require any adjustments to the Company’s financial statements.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The adoption of IFRS 13 did not require any adjustments to the Company’s financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

3.	Significant Management Judgement and Estimation Uncertainty

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgements, estimates and assumptions that affect amounts reported in the unaudited condensed interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the Company’s last annual audited consolidated financial statements for the year ended December 31, 2012, with the addition of the following estimates:

Government Repayment:
The Company is required to make annual repayments under the SADI I contract as outlined under Note 6. On a quarterly basis, the Company calculates the repayment based on actual revenues achieved for the reporting period. If the revenue criteria for repayment have been met, a liability will be recognized with a corresponding increase in cost of goods sold. The Company will set up a liability in the period the actual revenues are recognized that cause the grant to become repayable. Given historical sales volume, the accrual for repayment, if any, is likely to be recognized in the fourth quarter of the fiscal year. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact our gross margins percentages and amounts.

4.	Cost of Sales and Expenses

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Cost of Sales
Direct cost of sales	$5,172,716	$6,404,597	$15,011,192	$18,203,561
Depreciation and amortization	32,698	32,732	98,661	83,376
	$5,205,414	$6,437,329	$15,109,853	$18,286,937

Selling and distributing expenses
Direct expenses	$1,288,154	$1,788,877	$4,101,738	$5,162,288
Depreciation and amortization	198,811	189,945	587,423	561,159
Less: Government contribution (Note 6)	-	(13,727)	(21,841)	(42,030)
	$1,486,965	$1,965,095	$4,667,320	$5,681,417

General and administrative expenses
Direct expenses	$892,516	$969,216	$3,195,977	$3,780,116
Capitalized to inventory/transfer to COGS	(85,777)	(23,305)	(247,680)	(133,769)
Depreciation and amortization	40,439	46,852	96,604	147,588
Less: Government contribution (Note 6)	-	-	(12,308)	(32,442)
	$847,178	$992,763	$3,032,593	$3,761,493

Product development expenses, net
Direct expenses	$643,963	$636,004	$2,477,791	$2,186,226
Depreciation and amortization	85,145	103,293	246,708	326,195
	$729,108	$739,297	$2,724,499	$2,512,421
Government contribution (Note 6)	(490,881)	(450,517)	(1,688,728)	(912,773)
	$238,227	$288,780	$1,035,771	$1,599,648

Supplementary information:
Short-term employee benefits	$2,847,796	$3,190,750	$8,723,325	$10,151,299

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Business Combinations

a.)	Acquisition of US-Based Satellite Communication Business

On April 16, 2013, the Company entered into a definitive agreement to acquire certain business assets and assume certain liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business. The Company financed the transaction with cash from operations. The acquired assets include new products and associated IP that align with the Company’s existing product roadmap and allow the Company to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

The CVG acquisition has been accounted for as an acquisition of a business and the identified assets, and liabilities below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company conducted studies and analysis of the acquired assets and liabilities to arrive at the preliminary purchase price allocation below.

The preliminary assessed fair value of the identifiable assets and liabilities of CVG as at April 16, 2013 are as follows:

Fair value recognized on acquisition
Assets
Inventories	$793,153
Property and equipment	258,687
Assets held for sale	32,778
Total Assets	1,084,618

Liabilities
Accrued liabilities	21,308
Provisions	533,140
Total Liabilities	554,448

Total identifiable net assets at fair value	$530,170
Purchase consideration transferred	$530,170

The preliminary gain on bargain purchase of $47,773 recognized in the second quarter of 2013 was reversed and the amount was reallocated to provisions during the three months ended September 30, 2013.

The Company recognized $32,778 assets held for sale at acquisition date, comprised of assets redundant to the Company’s operation and which the Company intends to dispose of within one year. Subsequent to the acquisition, the Company realized $7,800 relating to the disposal of a portion of these assets. As at September 30, 2013, $24,978 of these assets was still being held for sale and is reflected in the Consolidated Statements of Financial Position.

Provisions relate to product warranty liabilities for products sold by CVG prior to the acquisition.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

Purchase consideration

The Company paid cash consideration of $530,170 and financed the purchase from the Company’s cash and cash equivalents.

As at September 30, 2013, acquisition related costs, including legal, professional fees and relocation expenses amounting to $127,723 have been recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income.

CVG’s contribution to the Company’s results

CVG has contributed the following revenue and net loss to the Company’s results, from the acquisition date to September 30, 2013:

	Revenue	Net earnings/
		(loss)
Norsat International Inc. (without CVG)	$25,419,167	$2,015,971
CVG	320,746	(6,765)
	$25,739,913	$2,009,206

Had the acquisition occurred on January 1, 2013, the Company’s revenue and net earnings for the period to September 30, 2013 would have been the following:

	Revenue	Net earnings/
		(loss)
Norsat International Inc. (without CVG)	$25,419,167	$2,015,971
CVG	524,857	(11,069)
	$25,944,024	$2,004,902

These amounts have been determined by applying the Company’s accounting policies and adjusting the results of CVG to reflect additional employee expenses, depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment had been applied from January 1, 2013.

b.)	Acquisition of Sinclair Technologies Holdings Inc.

During the nine months ended September 30, 2013, the Company released $1,000,000 in cash from escrow to the vendors as part of the purchase consideration. The funds were originally held in escrow to act as security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.

For the nine months ended September 30, 2013, the Company paid $755,258 in cash to the vendors, respectively, as part of the purchase consideration, representing full settlement of a promissory note with total principal payments owing of $725,000 and accumulated interest of $30,258.

6.	Government Contributions

a.)	Strategic Aerospace & Defense Initiative (“SADI I”)

The Company entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”) in September 2008 and subsequently amended in October 2011. The Company has claimed the maximum funding of Cdn$5,975,200 under this

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

agreement as at December 31, 2012. As at December 31, 2012, $595,169 (Cdn$592,720) remains in trade and other receivables related to this funding.

During the nine months ended September 30, 2013, the Company received the remaining funds of $571,817 (Cdn$592,270) relating to SADI I. As at September 30, 2013, nil remains in trade and other receivables relating to SADI I.

Starting in 2013, the Company is obligated to make annual repayments over the repayment period, with the following terms:

➢

The repayment period began January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800 (representing 1.5 times the contributions received) of the actual amounts disbursed by the Minister (Cdn$5,975,200) is repaid, whichever occurs earlier.

➢

Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the SADI I agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue.

As at September 30, 2013, the Company has calculated the SADI I repayment amount to be nil as year-to-date actual sales did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment (see Note 3).

b.)	Strategic Aerospace & Defense Initiative (“SADI II”)

On March 28, 2013, the Company entered into an agreement with the Minister through the SADI whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defence, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). The Company is obliged to repay the funding over the SADI II repayment period.

For the three and nine months ended September 30, 2013, the Company has recorded $484,167 and $1,623,990 as a reduction to product development expenses in the condensed interim consolidated statements of earnings and comprehensive income related to SADI II. For the three and nine months ended September 30, 2013, the Company has also recorded $92,337 and $103,517 as a reduction to property and equipment costs relating to SADI II.

As at September 30, 2013, $427,365 (Cdn$450,000) remains in trade and other receivables relating to SADI II for costs incurred.

For the three and nine months ended September 30, 2013, total cash received under SADI II was $1,265,385.

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year end and is capped at the lesser of 1.5 times the contribution (actual amounts disbursed by the Minister) and the amounts actually repaid over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at September 30, 2013, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

c.)	Digital Technology Adoption Pilot Programs (“DTAPP”)

Effective February 1, 2013, the NRC extended the August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

For the three and nine months ended September 30, 2013, the Company has recorded $6,714 and $98,887 as a reduction to expenses in the condensed interim consolidated statements of earnings and comprehensive income relating to its DTAPP agreements (three and nine months ended September 30, 2012 - $41,523 and $125,176).

Total cash received was $27,034 and $130,190 for the three and nine months ended September 30, 2013 (for the three and nine months ended September 30, 2012 – $33,583 and $117,236).

As at September 30, 2013, the Company has completed all DTAPP programs and have received all government funding claimed. As a result, nil remains outstanding in trade and other receivables relating to the DTAPP agreements (December 31, 2012 - $36,662 (Cdn$36,623)).

7.	Capital Disclosures

As outlined in Note 6b, the Company has signed a new SADI agreement. Funding is conditional on maintaining certain reporting requirements. As at September 30, 2013, the Company is in compliance with these reporting requirements.

On July 3 , 2013, the Company renewed and amended its existing credit facility with HSBC Bank Canada (the “Bank”). The acquisition loan was extended for 3 years, ending on June 30, 2016. As a result, monthly principal repayments have been reduced to $160,000 (previously $250,000), with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDA ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements.

At the Company’s request, the demand revolving operating line of credit has been reduced to US$2.25 million (previously US$2.8 million). If drawn, applicable interest rates are as follows:

➢	the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars (previously the Bank’s Prime Rate plus 1.35% per annum) and/or

➢	the Bank’s U.S. Base Rate plus 0.50% per annum for amounts outstanding in US dollars (previously the Bank’s U.S. Base Rate plus 1.35% per annum).

The Company is subject to the following externally imposed capital requirements under its renewed credit facility with the Bank:

➢	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢	Debt service coverage ratio cannot be (i) less than 1.00 to 1.00 for fiscal year ending December 31, 2013 (ii) less than 1.10 to 1.00 for the fiscal year ending December 31, 2014, (iii) less than 1.20 to 1.00 for the fiscal year ending December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less cash taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

consolidated financial statements. For the fiscal year ending December 31, 2013, the debt service coverage ratio calculation shall exclude business acquisitions (share or asset purchases) from unfunded capital expenditures.

➢	Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the Company’s operating line of credit and acquisition loan.

The Company’s existing non-revolving demand loan of US$1,000,000 with the Bank and revolving demand loan of US$900,000 with HSBC Bank of USA remained unchanged.

Accordingly, as at September 30, 2013, the Company has access to undrawn credit facilities totaling $4.2 million and is in compliance with its externally imposed covenants.

8.	Issued Capital

On May 8, 2013, the shareholders of Norsat voted and approved the increase of the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Share Purchase Option Plan

Share purchase options outstanding as at September 30, 2013 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2012	1,775,400	$0.69
Granted	672,928	0.54
Expired	(102,200)	1.40
Forfeited	(120,941)	0.63
Balance, September 30, 2013	2,225,187	$0.62

The following table summarizes information pertaining to the Company’s share purchase options outstanding at September 30, 2013:

	Options outstanding			Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise prices	options	remaining contractual	average	options	average
Cdn$	outstanding	life(years)	exercise price	exercisable	exercise price
			Cdn$		Cdn$
$0 to $0.49	427,000	3.31	0.48	-	-
$0.50 to $0.99	1,798,187	3.00	0.65	940,200	0.76
	2,225,187	3.06	0.62	940,200	0.76

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below. For the three and nine months ended September 30, 2013 and 2012, the Company recorded the related compensation expenses as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Share-based payments - options	$24,674	$47,488	$132,331	$137,840

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

The weighted average assumptions used to estimate the fair value of options granted during the three and nine months ended September 30, 2013 and 2012 were:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Risk free interest rate	1.57%	1.12%	1.25%	1.26%
Expected life	3.1	3.5	3.1	3.5
Vesting period	2 years	2 years	2 years	2 years
Expected volatility	50%	58%	52%	70%
Expected dividends	Nil	Nil	Nil	Nil
Average fair value	Cdn$0.17	Cdn$0.15	Cdn$0.19	Cdn$0.24
Forfeiture rate	18%	18%	18%	18%

A total of 21,000 stock purchase options were granted at a weighted average exercise price of Cdn$0.50 and weighted average fair value of Cdn$0.17 during the three months ended September 30, 2013.

A total of 672,928 stock purchase options were granted at a weighted average exercise price of Cdn$0.54 and weighted average fair value of Cdn$0.19 during the nine months ended September 30, 2013.

During the three and nine months ended September 30, 2013, nil and 350,302 stock purchase options were granted to senior management and directors at an exercise price of Cdn$0.54 and fair value of Cdn$0.20.

Options vest in 2 years and expire 5 years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Restricted Share Unit (“RSU”) Plan

RSUs outstanding as at September 30, 2013 were as follows:

# of RSUs outstanding
Balance, December 31, 2012	330,272
Granted	555,624
Settled	(108,912)
Forfeited	(17,032)
Balance, September 30, 2013	759,952

During the nine months ended September 30, 2013, the Company granted 555,624 RSUs to its employees with fair value of $0.50 per share, of which 430,196 RSUs were issued to directors and senior management. One third of the RSUs will vest on May 9, 2014, one third on May 8, 2015 and the remaining one third on November 6, 2015.

During the nine months ended September 30, 2013, 108,912 RSUs were settled upon vesting.

For the three and nine months ended September 30, 2013, the Company charged the following share-based payments to operating expenses in connection with the Company’s RSU Plan, with a corresponding increase in contributed surplus:

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Share-based payments - RSUs	$41,283	$19,089	$98,775	$31,577

9.	Treasury Shares

During the nine months ended September 30, 2013, the Company recorded a reduction in treasury shares of $43,100 or 91,724 common shares for RSUs that vested on May 9, 2013. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, the Company purchased 454,100 common shares in the open market for $223,277 (Cdn$231,495) in order to provide shares to RSU participants at applicable vesting dates for those RSUs that were granted during the nine months ended September 30, 2013. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs. The Company also recorded related share purchase cost of $6,604 during the nine months ended September 30. 2013.

As at September 30, 2013, the trustee held a total of 642,176 common shares of the Company with a market value of approximately $268,018 (Cdn$276,136).

10.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three and nine months ended September 30, 2013 and 2012:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Numerator
Net earnings from continuing operations	$682,627	$821,868	$2,009,206	$4,182,411
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	57,674,356	58,036,732	57,845,925	58,182,759
Dilution from exercise of stock options	2,460	1,953	28,457	2,676
Weighted average number of shares outstanding used to compute diluted EPS	57,676,816	58,038,685	57,874,382	58,185,435

Net earnings per share - from continuing operations:
Basic	$0.01	$0.01	$0.03	$0.07
Diluted	$0.01	$0.01	$0.03	$0.07

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

11.	Segmented Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in our annual audited consolidated financial statements for the year ended December 31, 2012.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

The following tables set forth sales and gross profit information by operating segments for the three and nine months ended September 30, 2013 and 2012:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Sales to external customers
Sinclair Technologies	$5,388,784	$5,949,589	$16,150,765	$18,511,388
Satellite Solutions	944,986	2,381,290	3,906,007	6,215,196
Microwave Products	2,454,277	2,666,325	5,683,141	7,104,555
	$8,788,047	$10,997,204	$25,739,913	$31,831,139

Gross Profit
Sinclair Technologies	$2,223,201	$2,440,002	$6,846,748	$8,066,321
Satellite Solutions	273,454	943,597	1,276,564	2,376,268
Microwave Products	1,085,978	1,176,276	2,506,748	3,101,613
	$3,582,633	$4,559,875	$10,630,060	$13,544,202

Total assets related to operations for each segment are calculated based on the percentage of total sales to external customers of each segment (Sinclair Technologies, Satellite Solutions and Microwave Products) over total consolidated sales, whereas property, equipment, and intangible assets of each segment reflect the carrying value of the assets.

	Sinclair	Satellite	Microwave	Consolidated
As at September 30, 2013
Total assets related to operations	$21,959,324	$4,848,475	$12,592,249	$39,400,048
Property and equipment, net	332,355	235,695	612,139	1,180,189
Intangible assets, net	7,691,548	15,780	40,982	7,748,310

As at December 31, 2012
Total assets related to operations	$24,735,365	$7,675,672	$8,471,432	$40,882,469
Property and equipment, net	604,627	160,065	176,660	941,352
Intangible assets, net	8,419,994	59,074	65,199	8,544,267

Substantially all property and equipment and intangible assets are located in Canada.

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Canada	$1,393,838	$2,193,326	$4,475,647	$6,560,801
United States	5,190,325	6,761,458	14,724,494	18,176,800
Europe and other	2,203,884	2,042,420	6,539,772	7,093,538
	$8,788,047	$10,997,204	$25,739,913	$31,831,139

Customer Concentration:

For the three and nine months ended September 30, 2013, one customer of the Sinclair Technologies operating segment represented 10% or more of total consolidated revenue. For the three and nine months ended September 30, 2013, the customer represented 12% and 13% of total consolidated revenue, respectively (three and nine months ended September 30, 2012 – one customer representing 10% and 12%).

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

12.	Supplemental cash flow and other disclosures

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Change in non-cash operating working capital:
Trade and other receivables	$(1,016,066)	$(409,296)	$206,164	$98,575
Contract work in progress	-	-	-	300,985
Inventories	(737,546)	555,307	(1,641,347)	1,410,098
Prepaid expenses and other	(98,199)	(90,926)	139,517	66,306
Accounts payable and accrued liabilities	218,712	303,955	(904,199)	(1,678,832)
Provisions	(45,760)	59,524	70,398	62,656
Deferred revenue	386,330	(328,963)	496,431	(484,418)
	$(1,292,529)	$89,601	$(1,633,036)	$(224,630)
Supplementary information:
Interest paid	$51,771	$96,924	$194,746	$287,304

13.	Related Party Transactions

Compensation of key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager (2012- President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary) in the ordinary course of their employment are as follows:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Short-term employee benefits	$229,765	$290,435	$833,281	$1,566,745
Share-based payments	40,667	21,105	105,871	51,647
Total	$270,432	$311,540	$939,152	$1,618,392

The amounts disclosed in the above table are the amounts recognized as an expense during the reporting period related to key management personnel.

14.	Commitments and Contingencies

Future minimum payments at September 30, 2013 under various loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	Remaining	2014	2015	2016	2017	Total
	2013				and after
Acquisition loan	$480,000	$1,920,000	$1,920,000	$677,482	$-	$4,997,482
Inventory purchase obligations	2,698,934	1,151,607	-	-	-	3,850,541
Operating lease obligations	209,962	826,526	449,483	413,421	8,373	1,907,765
Total	$3,388,896	$3,898,133	$2,369,483	$1,090,903	$8,373	$10,755,788

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above.

The Company has operating lease commitments that extend to June 2017.

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2013 and 2012
(Expressed in US dollars - Unaudited)

However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.